FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of November 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Resilient third quarter operating income

Transformation Plan on track

Successful amendment of our Credit Agreements

PARIS, France – November 6th 2014 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience announced today its non-audited 2014 third quarter results.

•	Resilient third quarter operating income in difficult market environment

•	Revenue sequentially stable at $694m

•	Operating income, before Non-Recurring Charges (NRC), at $51m, up 13% sequentially, with solid GGR performance

•	EBIT at $40m and at $(24)m after NRC linked to the Transformation Plan ($(9)m) and Seabed Geosolutions JV impairment ($(55)m)

•	Backlog at $1.1bn as of 1 October 2014, stable sequentially. As of today, marine fleet coverage is at 92% in Q4 and 60% in Q1 2015

•	Transformation Plan on track

•	Following the acceleration and intensification of the Transformation Plan announced in Q2, Marine 3D fleet already reduced to 13 seismic vessels and more than 90% of planned headcount reduction committed on October 31

•	Sale of the North American land contract business to Geokinetics completed on September 30

•	Multi-client: confirmation of strong client interest and commitment to our StagSeisTM multi-client program in the Gulf of Mexico

•	Eight companies already participating in the prefunding of StagSeis multi-client program as of October 31, with a major award from one client for the entire 871 blocks

•	Full-year multi-client cash Capex revised up to $550m-$600m to include our offshore Gabon program, full-year 70% cash prefunding target confirmed

•	Cash generation and successful amendment of our Credit Agreements

•	Sustained Q3 EBITDA at $208m, up 7% sequentially

•	Industrial Capex at $34m in Q3, down 39% sequentially and multi-client cash Capex at $151m in Q3, down 14% sequentially

•	End of September year-to-date Free Cash Flow at $(267)m before NRC, at the lowest point of the year

•	Net Debt over EBITDA at 2.9x by end of September, below our Revolving Credit Facility covenants, which have been readjusted in parallel from 3,00x to 3,75x

CGG CEO, Jean-Georges Malcor, commented:

«In a difficult market environment marked by a rapid decline in oil prices since mid-July, the cautious attitude of oil companies, observed since the beginning of the year, has intensified. In this context, we are continuing resolutely to implement our Transformation Plan. Our third quarter results, before non-recurring elements, are growing sequentially thanks to a solid GGR margin, Sercel’s resilience and our Acquisition activity breaking-even.

After extending our debt maturity, renegotiating our financial covenants and achieving a controlled management of our cash, we have been successful this quarter in strengthening our Balance Sheet, a process we started in April 2014.

Furthermore, recent commercial successes and our clients’ interest in and commitment to our StagSeis multi-client program, have positioned it as the technological benchmark in the Gulf of Mexico and as one of our expected future cash-generating drivers.»

Post-closing event:

•	On 28 October, CGG announced the selection of PowerLog® by Baker Hughes as its petrophysical software application of choice

•	On 28 October, CGG and BP announced an agreement for collaborative research and development in the field of new types of marine vibratory seismic sources

•	On 29 October, CGG announced another major commitment to its Gulf of Mexico StagSeisTM multi-client acreage with the prefunding of the entire 871-offshore-block program by an international E&P company. Representing over 20,000 sq. km, this new full-program commitment for all three StagSeis surveys, IBALT, DEUX and TROIS, comes in addition to significant prefunding by several other E&P companies

•	On 31 October, CGG completed the sale of Sercel’s Optoplan AS, leader in 4D Permanent Reservoir Monitoring (PRM) system, to Alcatel Lucent Submarine Networks (ASN)

Third Quarter 2014 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Third Quarter 2013*	Second Quarter 2014**	Third Quarter 2014**
Group Revenue	908	689	694
Equipment	223	196	180
Acquisition	568	481	418
Geology, Geophysics & Reservoir (GGR)	298	300	305
Eliminations	(181)	(288)	(209)
Group EBITDAS	274	194	208
Operating Income	85	45	51
Group EBIT	95	31	40
Equipment	51	39	29
Acquisition	42	6	(8)
GGR	54	62	73
Group EBIT margin	10%	5%	6%
Equipment margin	23%	20%	16%
Acquisition margin	7%	1%	(2)%
GGR margin	18%	21%	24%
Net Financial Costs	(59)	(52)	(50)
Free Cash Flow	(30)	(53)	(63)

Third Quarter 2014 Key Figures

After Non-Recurring Charges (NRC)

In million $	Third Quarter 2013*	Second Quarter 2014**	Third Quarter 2014**
Group EBITDAS	272	98	201
Operating Income	79	(186)	(14)
Group EBIT	73	(199)	(24)
Net Financial Costs	(59)	(109)	(50)
Other Income Taxes	(15)	(13)	(33)
Net Income	4	(325)	(116)
Non-recurring charges	(21)	(230)	(64)
Cash Flow from Operations	189	263	136
Free Cash Flow	(30)	(58)	(83)
Net Debt	2,369	2,575	2,579
Capital Employed	7,080	6,070	5,983

*	In 2013, Non-Recurring charges are linked to Fugro Geoscience
**	In Q2 2014, Non-Recurring charges are linked to Transformation Plan restructuring costs, the Seabed Geosolutions JV and Brazil multi-client library write-offs. In Q3 2014, Non-Recurring charges are linked to Transformation Plan restructuring costs and Seabed Geosolutions JV write-off.

Year-to-Date 2014 Key Figures

Before Non-Recurring Charges (NRC)

In million $	YTD 2013*	YTD 2014**
Group Revenue	2,810	2,189
Equipment	728	583
Acquisition	1,767	1,458
Geology, Geophysics & Reservoir (GGR)	925	894
Eliminations	(609)	(746)
Group EBITDAS	879	591
Operating Income	334	131
Group EBIT	350	91
Equipment	191	109
Acquisition	117	(17)
GGR	231	198
EBIT margin	12%	4%
Equipment margin	26%	19%
Acquisition margin	7%	(1)%
GGR margin	25%	22%
Net Financial Costs	(157)	(146)
Free Cash Flow	(174)	(267)

Year-to-Date 2014 Key Figures

After Non-Recurring Charges (NRC)

In million $	YTD 2013*	YTD 2014**
Group EBITDAS	909	487
Operating Income	352	(165)
Group EBIT	353	(205)
Net Financial Costs	(157)	(204)
Other Income Taxes	(77)	(57)
Net Income	119	(480)
Non-recurring charges	3	(296)
Cash Flow from Operations	456	517
Free Cash Flow	(222)	(293)
Net Debt	2,369	2,579
Capital Employed	7,080	5,983

*	In 2013, Non-Recurring charges are linked to Fugro Geoscience
**	In Q2 2014, Non-Recurring charges are linked to Transformation Plan restructuring costs, SBGS and Brazil multi-client library write-offs. In Q3 2014, Non-Recurring charges are linked to Transformation Plan restructuring costs and SBGS write-off.

Third Quarter 2014 Financial Results by Division before non-recurring charges

Equipment

Equipment In million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Variation Year-on- year		Variation Quarter-to- quarter
Equipment Total Revenue	223	196	180	(19)%		(8)%
External Revenue	187	148	167	(11)%		13%
EBITDAs	63	50	42	(34)%		(17)%
Margin	28%	26%	23%	(500	)bp	(200	)bp
EBIT	51	39	29	(43)%		(24)%
Margin	23%	20%	16%	(700	)bp	(300	)bp
Capital Employed (in billion $)	0.9	0.8	0.8	NA		NA

Equipment division Total Revenue was $180 million, down 19% compared to the third quarter of 2013, representing a fall of 49% for Marine sales and 3% Land sales, and down 8% sequentially. External sales were $167 million, up 13% sequentially. Internal sales represented 7% of total sales compared to 16% in the third quarter of 2013. During the third quarter, Equipment Marine sales represented 22% of total sales.

During the quarter, Sercel delivered its new 508XT land acquisition system to PanAmerican Geophysical as announced in June, as well as seismic equipment (mainly vibrators) to the high-channel count crew operated by Argas for Saudi Aramco. Interest in the 508XT continues to build up with new orders received during the quarter.

Equipment division EBITDAs was $42 million, a margin of 23%.

Equipment division EBIT was $29 million, a margin of 16%. This lower margin is mostly due to the decrease in revenue and to an unfavorable product mix this quarter with high deliveries of land vibrators and low deliveries of land electronic equipment.

Equipment division Capital Employed was $0.8 billion at the end of September 2014.

Acquisition

Acquisition In million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
Acquisition Total Revenue	568	481	418	(26)%		(13)%
External Revenue	423	241	222	(47)%		(8)%
Total Marine	462	407	358	(23)%		(12)%
Total Land and Airborne Acquisition	106	74	60	(43)%		(19)%
EBITDAs	115	95	72	(37)%		(24)%
Margin	20%	20%	17%	(300	)bp	(200	)bp
Operating Income	32	19	0	(99)%		(99)%
EBIT	42	6	(8)	(120)%		(234)%
Margin	7%	1%	(2)%	(900	)bp	(300	)bp
Capital Employed (in billion $)	3.4	2.4	2.1	NA		NA

Acquisition division Total Revenue was $418 million, down 26% year-on-year and down 13% sequentially with a good operational performance in Marine and a slowdown in Land activity. External revenue was $222 million, down 47% year-on-year due to the CGG fleet reduction.

•	Marine Acquisition revenue was $358 million, down 23% year-on-year and down 12% sequentially. 44% of the fleet was dedicated this quarter to multi-client programs. Utilization rates were still at a high level for the whole fleet with both the availability rate and production rate at 92%. The decrease in Marine Acquisition revenue was due to the impact of the fleet reduction (from 18 vessels at end of September 2013 to 13 vessels at end of September 2014) and to difficult market conditions.

During the quarter, CGG was awarded four 3D Marine seismic acquisition contracts based on our proprietary high-end wide-azimuth BroadSeisTM—BroadSourceTM technology. Three out of these four studies were awarded in the Asia-Pacific region, two of which off the Malaysian coast, one off North-West Australia, and the fourth one off West Africa.

•	Land and Airborne Acquisition revenue was $60 million, down 43% year-on-year and down 19% sequentially due to operational delays and the reduction of operated perimeter. Our North America Land operations were sold to Geokinetiks on September 30, while the activities of Ardiseis have not been consolidated in CGG revenue since July 1, 2014.

Acquisition division EBITDAs was $72 million, a margin of 17%.

Acquisition Division Operating Income was at break-even. Operating Income was impacted by the reduced fleet perimeter, lower prices in marine and partially offset by lower costs.

Acquisition division EBIT was $(8) million, impacted by difficult market conditions and the negative contribution of the equity from investees, mainly relating to the Seabed Geosolutions JV.

Acquisition EBIT after NRC includes $(63.4) million of non-recurring items: $(9) million relating to the marine and land transformation plan and $(55) million relating to the impairment of our investment in the Seabed Geosolutions JV.

Acquisition division Capital Employed was $2.1 billion at the end of September 2014.

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Variation Year-on- year	Variation Quarter-to- quarter
GGR Total Revenue	298	300	305	2%	2%
Multi-client	130	128	133	3%	4%
Prefunding	97	92	104	8%	13%
Subsurface Imaging & Reservoir	168	172	172	2%	0%
EBITDAs	169	159	178	6%	12%
Margin	57%	53%	59%	200bp	500bp
EBIT	54	62	73	34%	18%
Margin	18%	21%	24%	600bp	300bp
Capital Employed (in billion $)	2.8	2.9	3.1	NA	NA

GGR Division Total Revenue was $305 million, up 2% year-on-year and sequentially thanks to a solid performance across all activities.

•	Multi-client revenue was $133 million, up 3% year-on-year and up 4% sequentially, the best third quarter since 2008. Cash prefunding rate was in line with expectations at 69%.

•	Prefunding revenue was $104 million, up 8% year-on-year and up 13% sequentially. Multi-client cash capex was $151 million. During this quarter, CGG continued with ‘Trois’, the last phase in our current StagSeis program, in the Gulf of Mexico which was completed mid-October. CGG signed an exclusive multi-client data agreement with the Ministère du Pétrole et des Hydrocarbures of the Republic of Gabon. This program will consist in acquiring 35,000 km2 of BroadSeis 3D data over the latest available and awarded deepwater blocks offshore Gabon and 9,900 km of 2D data over the country’s ultra-deep water offshore area.

•	After-sales revenue was $29 million, down 13% year-on-year and down 18% sequentially. This decrease was mainly due to our clients’ cautious attitude towards their exploration and seismic activity spending.

•	Subsurface Imaging & Reservoir revenue was $172 million, up 2% year-on-year and stable sequentially. Demand for imaging, reservoir services and software remained strong.

GGR Division EBITDAs was $178 million, a 59% margin.

GGR Division EBIT was $73 million, a 24% margin driven by a strong Subsurface Imaging performance. The multi-client depreciation rate totalled 66%, leading to a Net Book Value of $1,104 million at the end of September. At the end of September, our onshore library represented 11.5% of our total library and the Gulf of Mexico library represented 52.5% of our offshore library (representing 88.5% of our total library).

GGR Division Capital Employed was $3.1 billion at the end of September 2014.

Third Quarter 2014 Financial Results before non-recurring charges

Group Total Revenue was $693.9 million, down 24% year-on-year and up 1% sequentially. This breaks down to 24% from the Equipment division, 32% from the Acquisition division, and 44% from the GGR division.

In million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Variation Year-on- year	Variation Quarter- to- quarter
Group Total Revenue	908	689	694	(24)%	1%
Equipment	223	196	180	(19)%	(8)%
Acquisition	568	481	418	(26)%	(13)%
GGR	298	300	305	2%	2%
Eliminations	(181)	(288)	(209)	NA	NA

Group EBITDAs was $207.8 million, a margin of 29.9%. After NRC, Group EBITDAs was 200.7 million, a margin of 28.9%.

In million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
Group EBITDAs	274	194	208	(24)%		7%
Margin	30%	28%	30%	(100	)bp	700bp
Equipment	63	50	42	(34)%		(17)%
Acquisition	115	95	72	(37)%		(24)%
GGR	169	159	178	6%		12%
Eliminations	(62)	(97)	(73)	NA		NA
Corporate	(10)	(13)	(11)	NA		NA
Non-recurring charges	(2)	(96)	(7)	NA		NA

Group Operating Income was $50.6 million, a margin of 7.3%. After NRC, Group Operating Income was $(13.7) million.

Group EBIT was $40.4 million, a margin of 5.8%. After NRC, Group EBIT was $(23.9) million.

In million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
Group EBIT	95	31	40	(57)%		29%
Margin	10%	5%	6%	(440	)bp	280bp
Equipment	51	39	29	(43)%		(24)%
Acquisition	42	6	(8)	(120)%		(234)%
GGR	54	62	73	34%		18%
Eliminations	(41)	(61)	(41)	NA		NA
Corporate	(12)	(14)	(12)	NA		NA
Non-recurring charges	(21)	(230)	(64)	NA		NA

Total non recurring charges were $(64) million including:

•	A restructuring cost of $ (9) million, mainly relating to the fleet reduction

•	$(55) million impairment of our investment in the Seabed Geosolutions JV

Financial Charges were $(50) million:

•	Cost of debt was $(45) million. The total amount of interest paid during the quarter was $(17) million

•	Other financial items were negative at $(5) million

Other Income Taxes were $(33) million mainly due to foreign deemed and foreign current taxation, excluding the $(9) million unfavorable impact of net deferred tax on currency translation

Group Net Income was $(116) million.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(118) million / €(87) million. EPS was negative at $(0.67) / €(0.50).

Cash Flow

Cash Flow from operations, after non-recurring charges, was $136 million compared to $189 million for the third quarter 2013.

Global Capex was $197 million, down 23% sequentially.

•	Industrial capex was $34 million

•	Research & Development capex was $12 million

•	Multi-client cash capex was $151 million

In million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014
Capex	206	256	197
Industrial	64	56	34
Lease Pool	0	9	0
R&D	17	15	12
Multi-client Cash	125	175	151
Marine MC	96	160	134
Land MC	29	15	18

Free Cash Flow

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was negative at $(63) million. Including NRC, Free Cash Flow was negative at $(83) million.

Third Quarter 2014 Comparisons with Third Quarter 2013

Consolidated Income Statements

In Million $	Third Quarter 2013	Second Quarter 2014	Third Quarter 2014
Euro/dollar exchange rate	1.320	1.375	1.341
Operating Revenue	908.0	689.1	693.9
Equipment	222.7	196.4	180.4
Acquisition	567.9	480.7	418.2
GGR	298.1	299.8	304.7
Elimination	(180.7)	(287.8)	(209.4)
Gross Margin after NRC	194.1	131.9	123.5
Operating Income before NRC	84.8	44.6	50.6
Equity from Investments before NRC	9.8	(13.2)	(10.2)
EBIT before NRC	94.6	31.3	40.4
Equipment	51.0	38.5	29.3
Acquisition	42.2	6.3	(8.4)
GGR	54.3	61.6	72.7
Corporate and Eliminations	(52.8)	(75.0)	(53.1)
NRC	(21.4)	(230.5)	(64.3)
EBIT after NRC	73.2	(199.1)	(23.9)
Net Financial Costs	(58.6)	(109.3)	(49.6)
Other Income Taxes	(15.4)	(13.0)	(33.4)
Deferred Tax on Currency Translation	4.7	(3.2)	(9.1)
Net Income	3.9	(324.6)	(116.0)
Earnings per share in $	0.01	(1.85)	(0.67)
Earnings per share in €	0.01	(1.34)	(0.50)
EBITDAs after NRC	272.3	97.6	200.7
Equipment	63.0	50.1	41.6
Acquisition	114.8	94.7	72.0
GGR	168.6	159.0	178.3
Corporate and Eliminations	(72.5)	(110.4)	(84.2)
NRC	(1.6)	(96.0)	(7.0)
EBITDAs before NRC	273.9	193.7	207.8
Industrial Capex (incl. R&D Capex)	81.0	80.7	46.3
MC Cash Capex	124.7	175.1	151.1

Year-to-Date 2014 Financial Results

Group Total Revenue was $2.189 billion down 22% compared to 2013. This figure breaks down to 22% from the Equipment division, 37% from the Acquisition division and 41% from the GGR division. The Equipment division’s performance is in line with the global market downturn as well as the decrease in CGG’s internal sales. The decrease in the Acquisition division’s contribution is due to the acceleration of our fleet reduction plan, from 18 vessels at end of September 2013 to 13 vessels at end of September 2014. In these tough market conditions, the GGR division is showing a strong resilience.

In million $	YTD 2013	YTD 2014	Variation
Group Total Revenue	2,810	2,189	(22)%
Equipment	728	583	(20)%
Acquisition	1,767	1,458	(18)%
GGR	925	894	(3)%
Eliminations	(609)	(746)	NA

Group EBITDAs was $590.6 million down 33% and representing a 27.0% margin. After NRC, Group EBITDAs was $486.5 million, a margin of 22.2%.

In million $	YTD 2013	YTD 2014	Variation
Group EBITDAs	879	591	(33)%
Margin	31%	27%	(130	)bps
Equipment	227	143	(37)%
Acquisition	357	248	(30)%
GGR	550	498	(9)%
Eliminations	(220)	(259)	NA
Corporate Costs	(34)	(40)	NA
Non-recurring charges	30	(104)	NA

Group Operating Income was $131.0 million, a margin of 6.0%. After NRC, Group Operating Income was $(165.1) million.

Group EBIT was $91.1 million down 74%, and representing a margin of 4.2%. After NRC, Group EBIT was $(205.0) million. Market conditions have deteriorated over the year with a slowdown in client spending and the postponement of projects. In this context, we decided at end of July 2014 to accelerate and intensify our Transformation Plan initiated at year-end 2013.

•	Equipment EBIT margin was at 18.7%. The Equipment division is in line with the global market downturn

•	Acquisition EBIT margin was at (1.2)% (excluding non-recurring items linked to the Transformation Plan). Despite a high production rate at 92%, the profitability of our Acquisition division was impacted by difficult market conditions, by a perimeter effect and by the negative contribution from Equity from Investees mainly due to the Seabed Geosolutions JV

•	GGR EBIT margin was at 22.1% with a solid multi-client activity and a prefunding rate at 57%

In million $	YTD 2013	YTD 2014	Variation
Group EBIT	350	91	(74)%
Margin	12%	4%	(670	)bps
Equipment	191	109	(43)%
Acquisition	117	(17)	(115)%
GGR	231	198	(14)%
Eliminations	(149)	(155)	NA
Corporate Costs	(41)	(44)	NA
Non-recurring charges	3	(296)	NA

Before NRC, Financial Charges were $(146) million:

•	The cost of debt was $(144) million, while the total amount of interest paid was $(89) million

•	Other financial items at $(3) million mainly related to a favorable exchange rate impact

After NRC, Financial Charges were $(204) million:

•	The cost of debt was $(155) million, while the total amount of interest paid was $(89) million

•	Other financial items were negative at $(49) million including the $(38) million of non-recurring charges relating to convertible bond repurchase and the $(9) million high yield bond call premiums

After NRC, Other Income Taxes were $(57) million mainly due to foreign deemed and foreign current taxation, excluding the $(13) million unfavorable impact of net deferred tax on currency translation.

Group Net Income was $(480) million.

After minority interests, Net Income attributable to the owners of CGG was negative at $(485) million/€(356) million. EPS was negative at $(2.74) / €(2.01).

Cash Flow

Cash Flow from operations, after non-recurring charges, was $517 million including a $(17) million change in working capital.

Global Capex was $705 million over the first three quarters of 2014.

•	Industrial capex was $164 million, down by 20%

•	Sercel’s Lease Pool was $16 million

•	Research & Development capex was $43 million and stable

•	Multi-client cash capex was $482 million, up 34% mainly due to our StagSeis program in the Gulf of Mexico.

In million $	YTD 2013	YTD 2014
Capex	605	705
Industrial	205	164
Lease Pool	0	16
R&D	41	43
Multi-client Cash	359	482
Marine MC	308	437
Land MC	51	45

Free Cash Flow

After the payment of interest paid during the first three quarters and Capex, free cash flow was negative at $(293) million and at $(267) million excluding the cash impact of the NRC.

Balance Sheet

Debt Management:

CGG conducted two refinancing transactions in April to extend the average debt maturity periods from 4 to approximately 6 years:

•	A €400 million European High Yield Bond at 5.875%, the lowest rate ever obtained for a High Yield Bond issued by CGG, due 2020:

•	The net proceeds are dedicated to the 100% repurchase of the €360 million OCEANE Convertible Bond due January 2016 and the reimbursement of the 2015 installment of the Fugro Vendor Loan

•	A $500 million High Yield Bond at 6.875% due 2022

•	The net proceeds are dedicated to the reimbursement of all the 9.5% Senior Notes due May 2016, for a total principal amount of $225 million, as well as a portion of the 7.75% Senior Notes due May 2017, for a total principal amount of $400 million

•	On 21 July, CGG negotiated a one-year extension of the French Revolving Credit Facility to maintain the three-year maturity

•	In order to increase our financial flexibility, we have revised certain terms in several of our credit facilities, namely our French revolving facility ($325 million), our US revolving facility agreement ($165 million), our U.S.$200 million term loan and revolving facilities and our U.S.$45 million Term Loan Facility secured by the Geowave Voyager vessel. Pursuant to such amendments, the maximum leverage ratio (defined as total net financial debt to EBITDAs) was increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.

Net Debt to Equity Ratio:

Group gross debt was $2,831 billion at the end of September 2014. Available cash was $252 million and Group net debt was $2,579 billion.

Net debt to equity ratio, at the end of September 2014, was 77% compared to 75% at end of June 2014.

Year-to-Date 2014 Comparisons with Year-to-Date 2013

Consolidated Income Statements

In Million $	YTD 2013	YTD 2014
Euro/dollar exchange rate	1.315	1.362
Operating Revenue	2810.4	2189.2
Equipment	727.7	583.0
Acquisition	1767.3	1458.2
GGR	924.6	894.4
Elimination	(609.2)	(746.4)
Gross Margin after NRC	628.1	389.5
Operating Income before NRC	334.4	131.0
Equity from Investments before NRC	15.9	(39.9)
EBIT before NRC	350.3	91.1
Equipment	191.1	109.0
Acquisition	117.4	(17.1)
GGR	230.9	198.0
Corporate and Eliminations	(189.5)	(198.8)
NRC	2.7	(296.1)
EBIT after NRC	352.6	(205.0)
Net Financial Costs	(156.6)	(204.0)
Other Income Taxes	(77.0)	(57.3)
Deferred Tax on Currency Translation	(0.3)	(13.3)
Net Income	118.7	(479.6)
Earnings per share in $	0.64	(2.74)
Earnings per share in €	0.49	(2.01)
EBITDAs after NRI	909.4	486.5
Equipment	227.3	143.2
Acquisition	356.6	248.2
GGR	550.0	498.4
Corporate and Eliminations	(254.4)	(299.1)
NRC	29.9	(104.1)
EBITDAs before NRC	879.4	590.6
Industrial Capex (incl. R&D Capex)	246.2	222.9
MC Cash Capex	359.2	482.1

Other Information

CGG will announce its third quarter 2014 results on Thursday, November 6th, 2014, before the opening of the Paris and New York stock exchanges.

An English language analysts conference call is scheduled at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via the webcast on CGG website at: www.cgg.com.

For analysts, please dial 5 to 10 minutes prior to the scheduled start time the following numbers:

France call-in	+33(0)1 76 77 22 28
UK call-in	+44(0)20 3427 1914
Access code	6655528

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations
Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	September 30, 2014 (unaudited)	December 31, 2013
ASSETS
Cash and cash equivalents	252.0	530.0
Trade accounts and notes receivable, net	823.5	987.4
Inventories and work-in-progress, net	429.4	505.2
Income tax assets	110.4	118.1
Other current assets, net	155.1	175.6
Assets held for sale, net	29.2	37.7
Total current assets	1,799.6	2,354.0
Deferred tax assets	111.6	222.6
Investments and other financial assets, net	104.3	47.8
Investments in companies under equity method	179.1	325.8
Property, plant and equipment, net	1,348.8	1,557.8
Intangible assets, net	1,550.3	1,271.6
Goodwill, net	2,461.5	2,483.2
Total non-current assets	5,755.6	5,908.8
TOTAL ASSETS	7,555.2	8,262.8

LIABILITIES AND EQUITY
Bank overdrafts	1.6	4.5
Current portion of financial debt	80.1	247.0
Trade accounts and notes payable	421.1	557.6
Accrued payroll costs	203.7	251.1
Income taxes liability payable	82.7	73.9
Advance billings to customers	51.7	52.4
Provisions – current portion	132.2	73.1
Other current liabilities	177.0	283.9
Total current liabilities	1,150.1	1,543.5
Deferred tax liabilities	94.5	148.9
Provisions – non-current portion	125.5	142.5
Financial debt	2,749.4	2,496.1
Other non-current liabilities	31.6	41.7
Total non-current liabilities	3,001.0	2,829.2
Common stock 286,751,643 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at September 30, 2014 and 176,890,866 at December 31, 2013	92.8	92.7
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	565.9	1,273.9
Other reserves	27.8	(46.1)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	(485.0)	(698.8)
Cumulative income and expense recognized directly in equity	(8.1)	(7.6)
Cumulative translation adjustment	(18.3)	26.0
Equity attributable to owners of CGG SA	3,334.9	3,799.9
Non-controlling interests	69.2	90.2
Total equity	3,404.1	3,890.1
TOTAL LIABILITIES AND EQUITY	7,555.2	8,262.8

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013
Operating revenues	2,189.2	2,810.4
Other income from ordinary activities	1.2	1.5
Total income from ordinary activities	2,190.4	2,811.9
Cost of operations	(1,800.9)	(2,183.8)
Gross profit	389.5	628.1
Research and development expenses, net	(77.9)	(84.1)
Marketing and selling expenses	(86.4)	(94.4)
General and administrative expenses	(113.9)	(161.3)
Other revenues (expenses), net	(276.4)	64.0
Operating income	(165.1)	352.3
Expenses related to financial debt	(156.1)	(145.6)
Income provided by cash and cash equivalents	1.3	1.4
Cost of financial debt, net	(154.8)	(144.2)
Other financial income (loss)	(49.2)	(12.4)
Income (loss) of consolidated companies before income taxes	(369.1)	195.7
Deferred taxes on currency translation	(13.3)	(0.3)
Other income taxes	(57.3)	(77.0)
Total income taxes	(70.6)	(77.3)
Net income (loss) from consolidated companies	(439.7)	118.4
Share of income (loss) in companies accounted for under equity method	(39.9)	0.3
Net income (loss)	(479.6)	118.7
Attributable to :
Owners of CGG	$(485.0)	113.8
Owners of CGG(1)	€(356.1)	86.6
Non-controlling interests	$5.4	4.9

Weighted average number of shares outstanding	176,958,659	176,673,792
Dilutive potential shares from stock-options	(3)	558,049
Dilutive potential shares from performance share plan	(3)	611,140
Dilutive potential shares from convertible bonds	(3)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,958,659	177,842,981
Net income (loss) per share
Basic	$(2.74)	0.64
Basic (1)	€(2.01)	0.49
Diluted	$(2.74)	0.64
Diluted (1)	€(2.01)	0.49

(1)	Converted at the average exchange rate of U.S.$1.3618 and U.S.$1.3148 per € for the periods ended September 30, 2014 and 2013, respectively.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013
Operating revenues	693.9	908.0
Other income from ordinary activities	0.3	0.4
Total income from ordinary activities	694.2	908.4
Cost of operations	(570.7)	(714.3)
Gross profit	123.5	194.1
Research and development expenses, net	(23.9)	(33.1)
Marketing and selling expenses	(26.7)	(31.5)
General and administrative expenses	(34.7)	(56.1)
Other revenues (expenses), net	(51.9)	5.6
Operating income	(13.7)	79.0
Expenses related to financial debt	(45.2)	(51.5)
Income provided by cash and cash equivalents	0.4	0.4
Cost of financial debt, net	(44.8)	(51.1)
Other financial income (loss)	(4.8)	(7.5)
Income (loss) of consolidated companies before income taxes	(63.3)	20.4
Deferred taxes on currency translation	(9.1)	4.7
Other income taxes	(33.4)	(15.4)
Total income taxes	(42.5)	(10.7)
Net income (loss) from consolidated companies	(105.8)	9.7
Share of income (loss) in companies accounted for under equity method	(10.2)	(5.8)
Net income (loss)	(116.0)	3.9
Attributable to :
Owners of CGG	$(118.1)	2.2
Owners of CGG(1)	€(86.7)	1.7
Non-controlling interests	$2.1	1.7

Weighted average number of shares outstanding	177,065,192	176,878,535
Dilutive potential shares from stock-options	(3)	521,919
Dilutive potential shares from performance share plan	(3)	611,140
Dilutive potential shares from convertible bonds	(3)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	178,011,594
Net income (loss) per share
Basic	$(0.67)	0.01
Basic (1)	€(0.50)	0.01
Diluted	$(0.67)	0.01
Diluted (1)	€(0.50)	0.01

(1)	Corresponding to the nine month amount in euros less the half-year amount in euros.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Nine months ended September 30,
	2014					2013
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	816.2	894.4	478.6	—	2,189.2	1,321.0	924.6	564.8	—	2,810.4
Inter-segment revenues	642.0	—	104.4	(746.4)	—	446.3	—	162.9	(609.2)	—
Operating revenues	1,458.2	894.4	583.0	(746.4)	2,189.2	1,767.3	924.6	727.7	(609.2)	2,810.4
Depreciation and amortization (excluding multi-client surveys)	(356.2)	(56.4)	(55.1)	—	(467.7)	(258.2)	(47.1)	(34.5)	—	(339.8)
Depreciation and amortization of multi-client surveys	—	(283.5)	—	—	(283.5)	—	(270.2)	—	—	(270.2)
Operating income	(213.3)	159.6	87.3	(198.7)	(165.1)	102.4	230.0	191.1	(171.2)	352.3
Share of income in companies accounted for under equity method (1)	(37.0)	(2.9)	—	—	(39.9)	15.0	0.9	—	(15.6)	0.3
Earnings before interest and tax (2)	(250.3)	156.7	87.3	(198.7)	(205.0)	117.4	230.9	191.1	(186.8)	352.6
Capital expenditures (excluding multi-client surveys) (3)	124.5	50.5	47.9	16.3	239.2	175.7	34.7	35.6	(9.3)	236.7
Investments in multi-client surveys, net cash	—	482.1	—	—	482.1	—	359.2	—	—	359.2
Capital employed	2.1	3.1	0.8	—	6.0	3.4	2.8	0.9	—	7.1
Total identifiable assets	2.7	3.3	1.0	0.1	7.1	4.0	3.1	1.1	0.3	8.5

(1)	Share of operating results of companies accounted for under the equity method were U.S.$(31.9) million and U.S.$(0.9) million for the nine months ended September 30, 2014 and 2013, respectively.
(2)	For the nine months ended September 30, 2014, Acquisition EBIT includes U.S.$(221.7) million of non-recurring items: (i) U.S.$(125.8) million related to the marine and land transformation plan, of which U.S.$(98.6) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(27.2) million impairment of marine fixed equipment; (ii) U.S.$(107.0) million impairment of our investment in the company Seabed Geosolutions BV accounted for under the equity method; and (iii) a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.1 million.

For the nine months ended September 30, 2014, GGR EBIT includes U.S.$(41.7) million of non-recurring items: (i) U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and (ii) U.S.$(5.0) million of redundancies and facilities exit costs, net of reversal of provisions. GGR EBIT for the nine months ended September 30, 2013 included a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the nine months ended September 30, 2014, Equipment EBIT includes a U.S.$(21.7) million impairment of intangible assets.

For the nine months ended September 30, 2014, “Eliminations and other” include U.S.$(43.5) million of general corporate expenses and U.S.$(155.2) million of intra-group margin.

For the nine months ended September 30, 2013, “Eliminations and other” included general corporate expenses of U.S.$(41.4) million, U.S.$(148.1) million of intra-group margin and U.S.$2.7 million of non-recurring items related to the Fugro Geoscience transaction including: (i) a gain of U.S.$84.5 million related to contribution of shallow-water and OBC assets to our joint-venture Seabed Geosolutions BV; offset by (ii) share of income of the company Seabed Geosolutions BV of U.S.$(15.6) million; (iii) restructuring costs, net of reversal of provisions, of U.S.$(33.9) million mainly related to the acquired vessels from Fugro; and (iv) acquisition and integration costs of U.S.$(32.3) million.

(3)	Capital expenditures include (i) industrial capital expenditures for U.S.$(163.8) million and U.S.$(204.8) million for the nine months ended September 30, 2014 and 2013, respectively; (ii) Sercel lease pool for U.S.$(16.1) million and U.S.$(0.2) million for the nine months ended September 30, 2014 and 2013, respectively; and (iii) capitalized development costs of U.S.$(43.0) million and U.S.$(41.0) million for the nine months ended September 30, 2014 and 2013, respectively. “Eliminations and other” corresponds to assets suppliers variance.

	Three months ended September 30,
	2014					2013
In millions of U.S.$,	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	222.3	304.7	166.9	—	693.9	423.0	298.1	186.9	—	908.0
Inter-segment revenues	195.9	—	13.5	(209.4)	—	144.9	—	35.8	(180.7)	—
Operating revenues	418.2	304.7	180.4	(209.4)	693.9	567.9	298.1	222.7	(180.7)	908.0
Depreciation and amortization (excluding multi-client surveys)	(125.3)	(19.1)	(11.9)	—	(156.3)	(83.6)	(17.0)	(11.5)	—	(112.1)
Depreciation and amortization of multi-client surveys	—	(88.9)	—	—	(88.9)	—	(96.2)	—	—	(96.2)
Operating income	(63.4)	73.5	29.3	(53.1)	(13.7)	32.3	54.4	51.0	(58.7)	79.0
Share of income in companies accounted for under equity method (1)	(8.7)	(1.5)	—	—	(10.2)	9.9	(0.1)	—	(15.6)	(5.8)
Earnings before interest and tax (2)	(72.1)	72.0	29.3	(53.1)	(23.9)	42.2	54.3	51.0	(74.3)	73.2
Capital expenditures (excluding multi-client surveys) (3)	20.7	15.8	9.8	4.5	50.8	53.7	11.2	16.1	(2.3)	78.7
Investments in multi-client surveys, net cash	—	151.1	—	—	151.1	—	124.7	—	—	124.7

(1)	Share of operating results of companies accounted for under the equity method were U.S.$(5.7) million for the three months ended September 30, 2014 and 2013.
(2)	For the three months ended September 30, 2014, Acquisition EBIT includes U.S.$(63.4) million of non-recurring items: (i) U.S.$(8.4) million related to the marine and land transformation plan, (ii) and U.S.$(55.0) million impairment of our investment in the company Seabed Geosolutions BV accounted for under the equity method. For the same period, GGR EBIT includes redundancies and facilities exit costs for U.S.$(1.0) million.

For the three months ended September 30, 2014, “Eliminations and other” includes U.S.$(12.4) million of general corporate expenses and U.S.$(40.7) million of intra-group margin. For the three months ended September 30, 2013, “Eliminations and other” included general corporate expenses of U.S.$(12.2) million, U.S.$(40.7) million of intra-group margin and U.S.$(21.4) million of non-recurring items related to the Fugro Geoscience transaction: (i) restructuring costs, net of reversal of provisions, of U.S.$3.4 million mainly related to the acquired vessels from Fugro; (ii) acquisition and integration costs of U.S.$(9.2) million; and (iii) share of income of the company Seabed Geosolutions BV accounted for under the equity method of U.S.$(15.6) million.

(3)	Capital expenditures include (i) industrial capital expenditures for U.S.$(34.2) million and U.S.$(64.3) million for the three months ended September 30, 2014 and 2013, respectively; and (ii) capitalized development costs of U.S.$(12.0) million and U.S.$(16.5) million for the three months ended September 30, 2014 and 2013, respectively. “Eliminations and other” corresponds to assets suppliers variance.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2014	2013
OPERATING
Net income (loss)	(479.6)	118.7
Depreciation and amortization	467.7	339.8
Multi-client surveys depreciation and amortization	283.5	270.2
Depreciation and amortization capitalized to multi-client surveys	(106.0)	(68.4)
Variance on provisions	56.8	12.2
Stock based compensation expenses	6.4	15.5
Net gain (loss) on disposal of fixed assets	(5.2)	(96.9)
Equity income (loss) of investees	39.9	(0.3)
Dividends received from affiliates	30.7	10.0
Other non-cash items	46.7	4.6
Net cash including net cost of financial debt and income tax	340.9	605.4
Less net cost of financial debt	154.8	144.2
Less income tax expense	70.6	77.3
Net cash excluding net cost of financial debt and income tax	566.3	826.9
Income tax paid	(32.9)	(86.2)
Net cash before changes in working capital	533.4	740.7
- change in trade accounts and notes receivable	105.7	(66.6)
- change in inventories and work-in-progress	39.6	(44.4)
- change in other current assets	(3.8)	27.9
- change in trade accounts and notes payable	(86.0)	(165.7)
- change in other current liabilities	(84.2)	(33.0)
Impact of changes in exchange rate on financial items	12.1	(2.6)
Net cash provided by operating activities	516.8	456.3
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(239.2)	(236.7)
Investment in multi-client surveys, net cash	(482.1)	(359.2)
Proceeds from disposals of tangible and intangible assets	4.3	4.9
Total net proceeds from financial assets	1.2	33.7
Acquisition of investments, net of cash and cash equivalents acquired	(8.1)	(939.9)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(4.0)	3.9
Variation in subsidies for capital expenditures	—	(1.5)
Variation in other non-current financial assets	(1.8)	0.8
Net cash used in investing activities	(729.7)	(1,494.0)
FINANCING
Repayment of long-term debts	(1,148.7)	(466.3)
Total issuance of long-term debts	1,251.8	385.2
Lease repayments	(6.6)	(11.9)
Change in short-term loans	(2.3)	0.5
Financial expenses paid	(89.1)	(82.0)
Net proceeds from capital increase
- from shareholders	0.1	1.3
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(35.5)	(7.5)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(30.3)	(180.7)
Effects of exchange rates on cash	(4.8)	18.0

Impact of changes in consolidation scope	(30.0)	—
Net increase (decrease) in cash and cash equivalents	(278.0)	(1,200.4)
Cash and cash equivalents at beginning of year	530.0	1,520.2
Cash and cash equivalents at end of period	252.0	319.8

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND THE PROSPECTUS CONTAINED IN CGG’s REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 6th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO